--Premier Financial Bancorp, Inc. Letterhead--







VIA OVERNIGHT MAIL



May 20, 2005



Paul Cline, Senior Accountant
United States Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 4-8
Washington, DC  20549

Re:      Premier Financial Bancorp, Inc. Form 10-K
         Filed March 31, 2005
         File No. 000-20908

Dear Mr. Cline:

We are in receipt of your letter dated May 10, 2005. We appreciate the Securities and Exchange Commission's assistance in our compliance with the disclosure requirements of our Annual Report on Form 10-K and your specific comments in that regard. We acknowledge that Premier Financial Bancorp, Inc. (Premier) is responsible for the adequacy and accuracy of the disclosures in its filing; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Premier may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You have noted that in our loan summary table it appears that we have not reported any deferred loan origination income or costs in 2004, 2003, or 2002. We reported any deferred loan origination fees and costs included with the balances reported for the individual loan types detailed in the table. We believe this is the proper method of disclosing these deferred balances. (Statement of Financial Accounting Standards 91 [SFAS 91], paragraph 21)

The amount included in the caption entitled "Unearned income" in the "Loan Summary" table relates to the Rule of 78's method of recognizing interest income on consumer loans. The method has been phased-out over time by Premier and the remaining unearned income has since become immaterial. At December 31, 2004, the amount of this unearned income totaled $6,481. Due to its immateriality, beginning with the 2002 Annual Report on Form 10-K, Premier has combined the remaining unearned income with the loans reported in the caption "Other" loans for all periods ending on December 31, 2001 and after. To assist you in assessing their immateriality, the following table presents the remaining unearned income at December 31 for the periods in which the disclosure is combined (rounded to the nearest thousand):
--------------------- ----------------- ----------------- -----------------
        2004                2003              2002              2001
--------------------- ----------------- ----------------- -----------------
       $6,000             $12,000           $19,000           $80,000
--------------------- ----------------- ----------------- -----------------


You have also asked us to supplementally provide a schedule quantifying our loan origination fees and costs incurred, deferred and amortized in 2002, 2003 and 2004. As more fully discussed below, we believe that due to the nature of our community bank operations, the deferral and subsequent amortization of loan origination fees and costs, as prescribed by SFAS 91, would not produce results that would be materially different than the results actually reported in our Annual Reports on Form 10-K. We also believe that SFAS 91 permits us to exclude these disclosures if the results of adoption are immaterial (SFAS 91, paragraph
28).

To demonstrate that the application of SFAS 91 would be immaterial to the financial statements of Premier taken as a whole we note the following:

         1.) Premier's bank subsidaries generally charge an origination fee in amount that approximates the cost of originating the loan. This is a pricing strategy that helps us compete with the larger regional banks in our market that may charge a lower rate of interest on their loans but charge a very high origination fee. We provide the customer an alternative by charging a lower origination fee and a slightly higher interest rate on the loan. Based upon this strategy, we believe that the application of SFAS 91 would result in deferring similar amounts of fees and costs and amortizing into income similar amounts of fees and costs and therefore the related disclosures would be immaterial.

         2.) Premier owned six individual banks at December 31, 2004. One of these banks does defer loan origination fees and costs in accordance with SFAS 91 and has since its inception in 1995. As a basis for judging overall immateriality, at December 31, 2004 the effect deferring loan fees and costs at this bank was a net deferred cost of $1,205. At December 31, 2003, the effect was a net deferred fee of $12,637, and at December 31, 2002 the effect was a net deferred fee of $20,440. For comparative purposes, total interest and fees on loans reported for this bank totaled $2,987,484 in 2004, $2,904,939 in 2003, and $3,072,186 in 2002. We believe the effect of adoption of SFAS 91at this bank does not produce materially different results than the results at our other banks.

         3.) An analysis of the aggregate loan origination fees and estimated direct loan origination costs of the five other banks produced the following results:

        -------- --------------- ----------------- -----------------
                                  Estimated Costs     Incurred to
          Year    Fees Recorded   Originate Loans   Net Fees (Cost)
        -------- --------------- ----------------- -----------------
          2004      $437,000         $488,000           $(51,000)
        -------- --------------- ----------------- -----------------
          2003      $488,000         $473,000           $15,000
        -------- --------------- ----------------- -----------------
          2002      $541,000         $502,000           $39,000
        -------- --------------- ----------------- -----------------

We believe these amounts and the changes in these amounts to be immaterial to the overall presentation of Premier's financial statements, to the individual line items included in those financial statements and to the discussion and analysis of the changes in Premier's financial condition and results of operations. We hope that in your evaluation of the analysis, you will concur with our conclusion.

Should an analysis of a subsequent period produce results that we believe to be material, Premier would then adopt FAS 91 on a prospective basis and discuss the impact of adoption in the footnotes to the financial statements and in the management's discussion and analysis.

I hope that you find our response and analysis satisfactory to your request. If you should have any questions or need additional information, please contact me at 304-525-1600.

Sincerely,

/s/ Brien M. Chase

Brien M. Chase
Vice President and Chief Financial Officer
Premier Financial Bancorp, Inc.